ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

George G. Baxter (617) 951 7748 (617) 235 7339 george.baxter@ropesgray.com

September 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Monique Botkin

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On August 19, 2014, Monique Botkin (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Elizabeth J. Reza, Jonathan D. Boyer and George G. Baxter of Ropes & Gray LLP (“R&G”), counsel to the Registrant, regarding Post-Effective Amendment No. 175 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 219 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 175/219”) relating to GMO Benchmark-Free Bond Fund (the “Fund”).

Certain comments regarding Amendment No. 175/219 were addressed to the Staff Reviewer’s satisfaction during our conversation on August 19, 2014. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 175/219 are set forth below.

Prospectus

Fees and Expenses

1.     The Staff notes that disclosure in Footnote 1 to the “Annual Fund operating expenses” table currently states: “GMO also has agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the

Securities and Exchange Commission	- 2 -	September 15, 2014

Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (‘GMO Funds’).” Please revise this disclosure to make clear that GMO is contractually obligated to waive or reduce its fees.

Response: The requested change has been made. Disclosure has been revised as follows (new language denoted by underline):

GMO also has contractually agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (“GMO Funds”).

2.     Please confirm that any expected fees or imputed expenses resulting from short sales are appropriately reflected in the Fund’s “Annual Fund operating expenses” table.

Response: The Registrant hereby confirms that this is the case.

Principal Investment Strategies

3.     The Staff notes that disclosure in the last sentence of the last paragraph indicates GMO assesses “different sectors of the bond market.” Please clarify the meaning of that phrase.

Response: The Registrant believes that the meaning of the noted phrase is clarified by the bullet-point list in the third paragraph of the “Principal investment strategies” section, which sets forth (among other eligible investments for the Fund) the sectors and types of bonds in which the Fund may invest.

4.     The Staff notes that Fund’s principal investment strategies state that “[t]he sectors and types of bonds in which the Fund may invest include, but are not limited to:” and then sets forth a list that includes “pooled investment vehicles.” Please clarify this statement.

Response: The statement has been revised to read as follows: “In pursuing its investment program, the Fund may have positions in:”.

5.     Please consider revising the Fund’s principal investment strategies to identify the specific types of swap contracts and other derivatives the Fund may utilize.

Response: The requested change with respect to swap contracts has been made. Disclosure in the first sentence of the fourth paragraph has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund also may invest in exchange-traded and over-the-counter (OTC) derivatives, including futures contracts, currency options, currency forwards, reverse repurchase agreements, swap contracts (~~including~~ such as credit default swaps, swaps on securities and securities indices, total return swaps, interest rate swaps, currency swaps, variance swaps,

Securities and Exchange Commission	- 3 -	September 15, 2014

commodity swaps, inflation swaps, and other types of available swap agreements), interest rate options, ~~swaps on interest rates~~ and other types of derivatives.

With respect to the requested change about derivatives, the Registrant notes that current disclosure specifically lists the types of derivatives the Fund expects to use as part of its principal investment strategies.

6.     Please confirm supplementally the Fund’s segregation practices with respect to (i) total return swaps, and (ii) credit default swaps in situations where the Fund is the seller of the credit default swaps. Please also be advised that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.

Response: The Registrant notes that the Fund segregates in respect of its future obligations under derivatives in accordance with the requirements of Section 18(f) of the 1940 Act and related guidance1 from the SEC and Staff. With respect to total return swaps, the following is an excerpt from the Registrant’s policy regarding senior securities that discusses the Fund’s segregation practices with respect to swap contracts:

A Fund entering into a long or short swap contract (other than a credit default swap contract) must either:

a) in the case of a short swap contract, own the securities or other assets underlying the contract; or

b) in the case of a cash settled long or short swap contract that provides for netting of payments, maintain segregated liquid assets equal to the value of the Fund’s accrued net obligation less any collateral on deposit; or

c) in the case of a cash settled long or short swap contract that does not provide for netting of payments, maintain segregated liquid assets equal to the value of the Fund’s accrued obligation less any collateral on deposit; or

d) in the case of a physically settled long or short swap contract, maintain segregated liquid assets equal to the Fund’s obligations under the contract (i.e., notional amount/value of asset to be delivered by the Fund) less any collateral on deposit.

With respect to credit default swaps, in the case of physically settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations. In the case of cash settled credit default swaps where the Fund is a seller of protection,

1 See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987); Hutton Options Trading, SEC No-Action Letter (February 2, 1989); and Sanford C. Bernstein Fund, SEC No-Action Letter (June 25, 1990).

Securities and Exchange Commission	- 4 -	September 15, 2014

the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less the marked-to-market value of such assets and also less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations.

The Registrant acknowledges that the SEC or the Staff may develop further guidance in this area, which could affect many funds’ (including the Fund’s) future operations.

7.     Please consider revising the disclosure to clarify what is meant by the reference to the “absolute face value” of the Fund’s derivatives positions.

Response: The requested change has been made. The disclosure in the second sentence of the fourth paragraph has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund is not limited in its use of derivatives or in the ~~absolute face~~total notional value of its derivative positions.

Principal Risks of Investing in the Fund

8.     Please consider adding the specific page number to the cross reference to the “Description of Principal Risks” section in the last sentence of the first paragraph.

Response: The Registrant has included the cross-reference to the “Description of Principal Risks” section in the statutory Prospectus because the Registrant believes that the cross reference will assist investors in understanding the information presented, as suggested in Form N-1A General Instruction C.2(a). The Registrant does not believe that adding the specific page number is helpful given that the page number is only relevant when the summary is being used as part of the statutory Prospectus.

9.     Please consider whether the risks of investing in emerging countries should be described in a standalone principal risk of the Fund.

Response: The “Non-U.S. Investment Risk” included for the Fund notes the increased risks associated with investments in companies tied economically to emerging countries and that emerging country economies tend to be more volatile.

10.     Please consider whether the summary of “Leveraging Risk” should include additional detail regarding the nature of the risk.

Response: The Registrant believes the current summary of Leveraging Risk identifies the key risks associated with the use of leverage as described more fully in the section titled “Description of Principal Risks-Leveraging Risk.”

Securities and Exchange Commission	- 5 -	September 15, 2014

Management of the Fund

11.     Please consider stating the year that the portfolio manager began his management of the Fund.

Response: The Registrant notes that the Fund has not yet commenced operations, and as such the Registrant believes the phrase “since the Fund’s inception” is appropriate and consistent with Item 5(b) of Form N-1A. The Registrant notes further that when the Fund completes a full calendar year of performance, performance information, including the Fund’s inception date, will be included in the Fund’s Prospectus, directly above disclosure relating to the portfolio manager’s length of service with the Fund.

Additional Information About the Fund’s Investment Strategies, Risks, and Expenses

12.     Please consider revising the discussion of temporary defensive positions to state that the Fund may, from time to time, take temporary defensive positions “in attempting to respond to adverse market, economic, political, or other conditions” to be consistent with Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The requested change has been made.

Description of Principal Risks

13.     The Staff notes that disclosure in “Management and Operational Risk” states that the Fund’s adviser may use quantitative analyses and models as part of its investment process. Please consider whether the risks associated with such models should be described in a standalone principal risk of the Fund.

Response: The Registrant notes that disclosure in “Management and Operational Risk” currently states: “. . .[A]ny imperfections, errors, or limitations in those analyses and models could affect the Fund’s performance. By necessity, these analyses and models make simplifying assumptions that limit their efficacy. Models that appear to explain prior market data can fail to predict future market events. Further, the data used in models may be inaccurate and may not include the most recent information about a company or a security.” The Registrant believes that the current disclosure adequately explains the risks associated with using models as part of the Fund’s investment process.

14.     Please confirm that the Registrant has reviewed and incorporated into its derivatives disclosure the observations of the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Registrant believes that disclosure in the Registrant’s Prospectus, and Statement of Additional Information, sufficiently explains the types of derivatives in which the Fund may invest, the specific purpose for using such derivatives, the extent to which such derivatives will be used and the risks associated with such derivatives, in accordance with the ICI Letter.

Securities and Exchange Commission	- 6 -	September 15, 2014

Name Policy

15.     With respect to the Fund’s investments in derivatives, please explain supplementally how the Fund values the derivatives for purposes of determining whether the Fund complies with its 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (“Name Policy”).

Response: As noted in the 35d-1 Adopting Release, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Consistent with this statement and the general purposes of Rule 35d-1 under the 1940 Act, the Registrant will use either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of investment exposure provided by the derivative contract. For example, for a Fund with the word “bond” in its name, the Registrant would typically use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Name Policy. This is because the Fund would expect that the potential performance impact of holding a long position in a bond futures contract would be tied to the contract’s notional value, rather than its market value.

Multiple Classes and Eligibility

16.     Please clarify whether the value of an investor’s shares, when calculated for purposes of determining a shareholder’s eligibility for a specific class of shares, is affected by decreases caused solely by market fluctuations.

Response: As stated in the Prospectus, for purposes of determining eligibility for a particular share class, GMO considers the “market value” of an investor’s assets on the relevant Determination Date (as defined in the Prospectus). The market value may be affected by increases and decreases caused by market fluctuations.

Statement of Additional Information

Descriptions and Risks of Fund Investments

17.     Please consider updating the sub-section titled “Special Risks of Investing in Russian Securities” to reflect recent developments related to the imposition of sanctions.

Response: The requested change has been made.

18.     The Staff notes that disclosure in the seventh paragraph of the sub-section titled “Options and Futures” currently states: “Calls written on securities that the Fund does not own have speculative characteristics and the potential for loss is theoretically unlimited.” Please consider including this sentence in the Prospectus or, alternatively, explain why this sentence does not belong in the Prospectus.

Securities and Exchange Commission	- 7 -	September 15, 2014

Response: The Registrant notes that disclosure in the section of the Prospectus titled “Description of Principal Risks-Derivatives Risks-Options” currently states: “If the Fund writes a call option and does not hold the underlying security or instrument, the Fund’s potential loss is theoretically unlimited.”

*        *        *         *        *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7748.

Very truly yours,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth J. Reza, Esq., Ropes & Gray LLP